UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1676855
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200 Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital Participation Fund GP, LLC, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company, was formed on June 24, 2020. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital Participation Fund GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on July 17, 2020, which offering statement was qualified by the SEC on December 28, 2020. Pursuant to the Offering Statement, we are offering a maximum of $50,000,000 in the aggregate of the Company’s 6.0% Senior Secured Bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $50,000. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds, will be approximately $49,625,000, if we sell the maximum offering amount. Proceeds from the sale of the Bonds will be used to acquire minority participation interests in commercial real estate loans originated by other funds sponsored by our Sponsor consistent with our investment strategies, or participations, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds. As of June 30, 2021, the Offering has issued $1,634,000 of Series A Bonds. As of the issuance date of this report, the Offering has issued $3,369,000 of Series A Bonds.

As of June 30, 2021, the Company had not deployed any capital into minority participation interests in commercial real estate loans.

On June 9, 2021, the previous sponsor, Red Oak Capital Group, LLC (“ROCG”), of Red Oak Capital Intermediate Income Fund, LLC (the “Company”) completed an assignment and assumption of interests (the “Assignment”) whereby Messrs. Gary Bechtel, Joseph Elias, Kevin Kennedy, Raymond T. Davis and Jason Anderson (each, a “Member” and collectively, the “Members”) became the owners of all of the equity interests in the Company’s manager, Red Oak Capital Participation Fund GP, LLC (the “Manager”). Further information is available in the Current Report on Form 1-U dated April 30, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001817413/000165495421006935/rocif_1u.htm

We are managed by our Manager, which is wholly owned by Messrs. Gary Bechtel, Joseph Elias, Kevin Kennedy, Raymond T. Davis and Jason Anderson. Red Oak Capital Holdings, LLC, our Sponsor, has entered into a Management and Advisory Agreement whereby it has agreed to act as asset manager of the Company. Red Oak Capital Holdings, LLC is a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2021.

As of June 30, 2021, the Company had not deployed any capital into minority participation interests in commercial real estate loans. For the six-months ended June 30, 2021, our total revenues from operations were $0. Operating costs for the same period, including professional fees of $10,560, organization fees of $8,170, bond interest expense of $6,041 amounted to $25,021. Net loss for the period amounted to $25,021.

We are working diligently through our expanding pipeline of potential senior secured loans in order to deploy our cash on hand as well as the proceeds from future closings of our Bonds offering, which has been held on or about the 20th of each month through the latest Series A Bond settlement date of September 22, 2021.

Results of Operations – For the Six-months Ended June 30, 2020

We had not commenced operations as of June 30, 2020.

Liquidity and Capital Resources

As of June 30, 2021, we had sold $1,634,000 of Series A Bonds pursuant to our offering of Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any participations, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of this offering. We intend to acquire additional assets with cash and/or debt. As we are dependent on capital raised in this offering to conduct our business, our investment activity over the next twelve (12) months will be dictated by the capital raised in this offering. We expect to originate or acquire participations and meet our business objectives regardless of the amount of capital raised in this offering. If the capital raised in this offering is insufficient to purchase assets solely with cash, we will implement a strategy of utilizing a mix of cash and debt to acquire assets. The Company had cash on hand of $1,602,765 as of June 30, 2021.

We expect to use debt financing as a source of capital. We have a 49% limit on the amount of debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In the second quarter of 2021, we sold $1,634,000 of Series A Bonds. In the three subsequent closes after June 30, 2021, we have sold $1,735,0000 of Series A Bonds. The last Series A offering will occur on or around October 20, 2021, after which we will begin offering Series B Bonds in November 2021. Each series of Bonds beginning with Series A will be issued for a total of six months. Each series of Bonds will mature on the date which is the last day of the 30th month from the initial issuance date of Bonds in such series. The second half of 2021 is on track to outpace the first half of 2021 in terms of proceeds from bond closings. We also expect the average net proceeds from closings to increase through December 31, 2021. As Bonds are sold, we intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the first and second quarter of 2021, we did not close any minority participation interests in commercial real estate loans. We anticipate the deployment of capital to increase through December 31, 2021. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. Although we have not experienced a significant increase in the number of late payments or defaulting borrowers as of the date of this report, we may experience adverse effects in the performance of our existing loans as a result of COVID-19 which may materially alter our ability to pay our debt service obligations and fees.

Item 2.  Other Information

None.

Item 3. Financial Statements

Red Oak Capital Intermediate Income Fund, LLC
Balance Sheets

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$1,602,765	$-
Total assets	$1,602,765	$-

Liabilities and Member's Deficit

Current liabilities:
Bond interest payable	$5,759	$-
Total current liabilities	5,759	-

Long term liabilities:
Series A Bonds payable, net	1,622,027	-
Total liabilities	1,627,786	-

Member's deficit	(25,021)	-

Total liabilities and member's deficit	$1,602,765	$-

Red Oak Capital Intermediate Income Fund, LLC
Statements of Operations
(Unaudited)

	For the Six Months Ending June 30
	2021	2020

Revenue:
Mortgage interest income	$-	$-
Total revenue	-	-

Expenses:
Bond Interest expense	6,041	-
Management fees	250	-
Organizational expense	8,170	-
Professional fees	10,560	-
Total expenses	25,021	-

Net income (loss)	$(25,021)	$-

Red Oak Capital Intermediate Income Fund, LLC
Statements of Changes in Member's Capital
(Unaudited)

Managing Member

Member's deficit, January 1, 2020	$-

Net income (loss)	-

Member's deficit, June 30, 2020	$-

Members' capital, January 1, 2021	$-

Net income (loss)	(25,021)

Member's deficit, June 30, 2021	$(25,021)

Red Oak Capital Intermediate Income Fund, LLC
Statements of Cash Flows
(Unaudited)

	For the Six Months Ending June 30
	2021	2020

Cash flows from operating activities:
Net income (loss)	$(25,021)	$-

Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Amortization of debt issuance costs	282	-
Change in other operating assets and liabilities:
Net change in bond interest payable	5,759	-

Net cash provided by (used in) operating activities	(18,980)	-

Cash flows from financing activities:
Proceeds from Series A Bonds	1,634,000	-
Payment of debt issuance costs	(12,255)	-

Net cash provided by (used in) financing activities	1,621,745	-

Net change in cash and cash equivalents	1,602,765	-

Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$1,602,765	$-

Red Oak Capital Intermediate Income Fund, LLC
Notes to Financial Statements
For the period ending June 30, 2021
(Unaudited)

1. Organization

Red Oak Capital Intermediate Income Fund, LLC, (the “Company”) is a Delaware limited liability company formed to acquire minority participation interests in commercial real estate loans (“Participation Loans”) made by other funds sponsored by the Sponsor and its affiliates (“Sponsored Funds”). The Company intends to enter into a loan participation agreements pursuant to which it will share the rights, obligations and benefits of the Participation Loan with the Sponsored Fund which shall retain the majority of the participation interest in the Participation Loan. Red Oak Capital Participation Fund GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on June 24, 2020 and commenced operations on May 24, 2021. The Company anticipates raising a maximum of $50 million of Senior Secured Bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations may be affected by the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of the pandemic may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates
The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses and downward adjustments to investments in equity securities. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value
In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Red Oak Capital Intermediate Income Fund, LLC
Notes to Financial Statements
For the period ending June 30, 2021
(Unaudited)

2. Significant accounting policies (continued)

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations. As of June 30, 2021, the Company held cash and cash equivalents of $1,602,765.

Mortgage loans receivable
Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable are expected to consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will haveheightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses
Mortgage loans receivable is considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Red Oak Capital Intermediate Income Fund, LLC
Notes to Financial Statements
For the period ending June 30, 2021
(Unaudited)

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable
Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Loan origination income is accreted over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet.

Bonds payable
Company issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes
As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes,” as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. As of June 30, 2021, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2021, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period
Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has selected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Red Oak Capital Intermediate Income Fund, LLC
Notes to Financial Statements
For the period ending June 30, 2021
(Unaudited)

2. Significant accounting policies (continued)

Recent Accounting Pronouncements – Not Yet Adopted
In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

3. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 0.25% of the gross offering proceeds. During the period ending June 30, 2021, $250 of management fees have been earned and paid to the Managing Member. Zero management fees were held as payable to the Managing Member as of June 30, 2021.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 0.50% of the gross principal outstanding of all Bonds. During the period ending June 30, 2021, $8,170 of organization fees have been earned. As of June 30, 2021, zero organization fees are payable to the Managing Member.

4. Member’s equity

As of June 30, 2021, the Managing Member, as sole member of the Company, made no capital contributions or received any distributions.

5. Bonds payable

During the period ending June 30, 2021 the Company issued approximately $1.63 million Series A Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Bond offering. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. The Bonds will mature on the date which is the last day of the 30th month from the initial issuance date of the Bonds in such series. As of June 30, 2021, there have been $12,255 of debt issuance costs incurred by the Company. During the period ending June 30, 2021, $282 has been amortized to bond interest expense during the period.

Bonds payable as of June 30, 2021 are comprised of the following:

6/30/2021
Series A bonds payable	$1,634,000
Debt issuance costs	(11,973)
Total bonds payable, net	$1,622,027

Red Oak Capital Intermediate Income Fund, LLC
Notes to Financial Statements
For the period ending June 30, 2021
(Unaudited)

5.
  Bonds payable (continued)

The Company executes quarterly interest payments to the Series A Bondholders at a rate of 6.00% per annum. For the period ending June 30, 2021, the Company has recorded $5,759 of bond interest expense. As of June 30, 2021, $0 is held as payable to all Bondholders.

The Bonds will be redeemable beginning 90 days from the issuance date. Once the Company receives written notice from the bondholder, it will have 90 days from the date such notice is provided to set the redemption date which shall be the last day of the corresponding quarterly period. If the notice is received on or after 90 days from the issuance date of the Bond and on or before its maturity date, the payment to the bondholder will be reduced by an amount equal to one third of the amount of interest accrued on the applicable Bond as of the redemption date.

The Company’s obligation to redeem bonds in any given year pursuant to this optional redemption is limited to 20% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to this election will occur in the order that notices are received. Upon maturity, and subject to the terms and conditions described in the offering memorandum, the Bonds will be automatically renewed for at the same interest rate for an additional two years, unless redeemed upon maturity at the Company or the bondholders election.

6. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

7. Subsequent events

Since June 30, 2021, the Company has executed three bond closings resulting in total gross proceeds of $1,735,000.

The financial statements were approved by management and available for issuance on September 27, 2021. Subsequent events have been evaluated through this date.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Intermediate Income Fund, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Intermediate Income Fund, LLC*

(3)(a)	Form of Indenture between Red Oak Capital Intermediate Income Fund, LLC and UMB Bank, N.A.**

(3)(b)	Form of Bond**

(3)(c)	Form of Pledge and Security Agreement***

_____________
* Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on July 21, 2020.
** Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on November 24, 2020.
*** Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on September 1, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC,
a Delaware limited liability company

By:              Red Oak Capital Participation Fund GP, LLC,
                   a Delaware limited liability company
Its:             Sole Member

By:            /s/ Gary Bechtel
Name:       Gary Bechtel
Its:            Member

By:            /s/ Joseph Elias
Name:       Joseph Elias
Its:            Member

 By:            /s/ Kevin Kennedy
Name:       Kevin Kennedy
Its:            Member

By:            /s/ Jason Anderson
Name:       Jason Anderson
Its:            Member

By:            /s/ Raymond Davis
 Name:       Raymond Davis
Its:            Member

Date: September 27, 2021

By:       /s/ Gary Bechtel
Name:  Gary Bechtel
Its:       Chief Executive Officer of the Manager
            (Principal Executive Officer)

Date: September 27, 2021

By:       /s/ Jason Anderson
Name:  Jason Anderson
Its:        Chief Financial Officer of the Manager
            (Principal Financial Officer and Principal Accounting Officer)

Date: September 27, 2021